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                                                                  Exhibit 99

   Solutia's Categorical Independence Standards for Non-Employee Directors

The Board shall have a majority of "independent directors" as defined in
Section 303A of the New York Stock Exchange Listed Company Manual (as amended from time to time). A Director may be deemed independent only if the Board affirmatively determines such Director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). Material relationships may include commercial, industrial, banking, consulting, legal, accounting, charitable and financial relationships or any other relationships the Board deems material.

The Board of Directors has adopted the following categorical standards to assist it in determining whether Directors are independent.

A Director shall not be deemed independent if the Director:

     1) is or has, during the last three years, been an employee of the Company;

     2) is a current partner or a current employee of the Company's internal or external auditor or within the last three years was a former partner or a former employee of such firm and personally worked on the Company's audit within that time;

     3) is or has, during the last three years, been employed as an executive officer by a company for which an executive officer of the Company concurrently served as a member of such company's compensation committee;

     4) has an immediate family member (as defined in Section 303A of the NYSE Listed Company Manual, as amended from time to time) who fell within the foregoing criteria; provided, however, that with respect to employment by the Company's internal or external auditor, such Director's immediate family member may be currently employed by the Company's auditor but may not participate in the firm's audit, assurance or tax compliance (but not tax planning) practice and, with respect to employment by the company, such Director's immediate family member may serve or may have served as an employee but not as an executive officer of the Company during such period;

     5) has received, or has an immediate family member who has received as an executive officer of the Company, more than $100,000 in direct compensation from the Company in any 12 months (other than director and committee fees and pension or other deferred compensation for prior service, provided that such compensation is not contingent in any way on continued service);

     6) is a current employee of, or has an immediate family member who is a current executive officer of, a company that made payments to, or received payments from, the Company for property or services in any of the last three years in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues; or

     7) is or has been, or has an immediate family member who is or has been, an executive officer, trustee or director of a tax exempt or non-profit organization to which the Company's contributions exceeded the greater of $1 million or 2% of such organization's consolidated gross revenues within the preceding three years.